Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

State or Other Jurisdiction of
Name of Entity	Incorporation or Organization

Broadcom International Limited	Cayman Islands
Broadcom Singapore Pte Ltd.	Singapore
ServerWorks Corporation	Delaware
ServerWorks International Ltd.	Cayman Islands